Exhibit 30(d)(21)

Endorsement

Minnesota Life Insurance Company - a Securian Financial company

[400 Robert Street North, St. Paul, Minnesota 55101-2098]

Your policy has been amended. The provision “What is your agreement with us?” now reads as follows:

What is your agreement with us?

Your policy, or any change to it, contains the entire contract between you and us. This includes the initial application and all subsequent applications to change your policy. Any statements made either by you or by the insured in the initial application or in any application for change will, in the absence of fraud, be considered representations and not warranties. Also, any statement made either by you or by the insured will not be used to void your policy nor defend against a claim under your policy unless the statement is contained in the initial application or in any application for change to this policy.

We reserve the right to add, change or eliminate agreements that are available on this policy. No change or waiver of any of the provisions of this policy will be valid unless made in writing by us and signed by our president, a vice president, our secretary or an assistant secretary. No agent or other person has the authority to change or waive any provisions of your policy.

Any additional agreement attached to this policy will become a part of this policy and will be subject to all the terms and conditions of this policy unless we state otherwise in the agreement. If an agreement is available on this policy after it is issued, you will have the right to add that agreement at any time by written request sent to us at our home office or any place we designate, subject to any evidence of insurability and eligibility requirements that exist for that agreement.

/s/ Gary R. Christensen	/s/ Christopher M. Hilger
Secretary	President

ICC19-20184	Minnesota Life Insurance Company